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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Cotter, Margaret		September 27, 2002
	c/o Reading International, Inc. 550 South Hope Street, Suite 1825 (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Reading International, Inc. (RDI.a & RDI.b)		☒ Director ☐ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	Los Angeles, CA 90071 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Reading International Class A Nonvoting Stock		2,340		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Options (Right to Buy)		09-27-02	09-27-12		RDI.a*	20,000		$3.75		D

	Stock Options (Right to Buy)		(1)04-14-98	04-14-08		RDI.b	17,550		$8.32		D

	Stock Options (Right to Buy)		(1)04-14-98	04-14-08		RDI.b	17,550		$8.61		D

Explanation of Responses:

Elected to the Board of Directors of Reading International, Inc. effective September 27, 2002 and granted 20,000 stock options as of that same date.

*Reading International, Inc. Class A Nonvoting Common Stock

(1)Options were granted on April 14, 1998, to vest over the course of four years in increments of 4,388 Year 1--4,388 Year 2--4,388 Year 3 and 4,336 Year 4.

/s/ Margaret Cotter	September 27, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.